

March 13, 2012

Via E-Mail

Andrew R. Brownstein, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

      Re: CVR Energy, Inc.
               Amended Schedule 14D-9 filed March 9, 2012
               SEC File No. 005-83522

               Soliciting Materials filed pursuant to Rule 14a-12
               Filed on March 9, 2012
               File No. 001-33492

Dear Mr. Brownstein:

We have reviewed your filings and have the following comments.

Amended Schedule 14D-9

The Solicitation or Recommendation

Reasons for Recommendation, page 19

1.   We are continuing to consider your response to prior comment 1. In the meantime, please provide us supplementally with any presentation materials the financial advisors provided to you.

Soliciting Materials

2.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy solicitation materials or provided to the staff on a supplemental basis. We note your disclosure that your board and management "have delivered strong stock performance, increased shareholder value…are far more capable of guiding the Company through a sale process that the Icahn Group's nominees…" Provide the support described above.

3.   Your disclosure that your board and management "have the interests of all of stockholders, not just Mr. Icahn" and that "[p]ermitting the representatives of the Icahn Group to lead a sale process will put. Mr. Icahn's interests above those of all other stockholders" imply that the Icahn Group's nominees would carry out their board duties in violation of their fiduciary duties. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Note that the factual foundation for such assertions must be reasonable and the factual basis must be disclosed in the document or provided to the staff on a supplemental basis. Refer to Rule 14a-9.

        Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                Sincerely,

                                /s/ Daniel F. Duchovny
                                Daniel F. Duchovny
                                Special Counsel
                                Office of Mergers and Acquisitions